UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/1

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.1)

SUPERIOR WELL SERVICES, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

86837X105
(CUSIP Number)

July 8, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86837X105		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DIAMONDBACK HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,240,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,240,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*1,240,000
*upon conversion of 31,000 shares of Series A Preferred Stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.87%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 86837X105		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,240,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,240,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*1,240,000
*upon conversion of 31,000 shares of Series A Preferred Stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.87%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 86837X105		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,240,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,240,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*1,240,000
*upon conversion of 31,000 shares of Series A Preferred Stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.87%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 86837X105		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,240,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,240,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*1,240,000
*upon conversion of 31,000 shares of Series A Preferred Stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.87%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 86837X105		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,240,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,240,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*1,240,000
*upon conversion of 31,000 shares of Series A Preferred Stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	3.87%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 1 modifies and supplements the 13G initially filed on February 11, 2010 (the “Statement”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Superior Well Services, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following supplements the information previously disclosed in the Statement:

Over the period from February 26, 2010 to July 8, 2010, Diamondback sold an aggregate of 44,000 shares of Series A Preferred Stock pursuant to an effective registration statement. If the remaining 31,000 shares of Series A Preferred Stock issued to Diamondback were converted into shares of Common Stock on the basis described in the Statement, Diamondback would be entitled to receive 1,240,000 shares of Common Stock of the Issuer.  On an as converted basis, Diamondback’s ownership percentage would be 3.87%.

Set forth below is the aggregate number of shares and percentage of Common Stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of common stock issuable upon the conversion of the Series A Preferred Stock). Information set forth below is on the basis of 30,832,174 shares of Common Stock issued and outstanding as of May 4, 2010 as reported in the Company’s 10-Q filed on May 6, 2010.

(i)        Diamondback Holdings, LLC:
(a)         Amount beneficially owned:  1,240,000
(b)         Percent of class:  3.87%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 1,240,000
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 1,240,000

(ii)        Wexford Capital LP:
(a)         Amount beneficially owned:  1,240,000
(b)         Percent of class:  3.87%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 1,240,000
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 1,240,000

(iii)         Wexford GP LLC:
(a)         Amount beneficially owned:  1,240,000
(b)         Percent of class:  3.87%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 1,240,000
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 1,240,000

(iv)        Charles E. Davidson:
(a)         Amount beneficially owned:  1,240,000
(b)         Percent of class:  3.87%%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 1,240,000
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 1,240,000

(v)        Joseph M. Jacobs:
(a)         Amount beneficially owned:  1,240,000
(b)         Percent of class:  3.87%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote:  1,240,000
(iii)         Sole power to dispose or to direct the disposition of:  0
(iv)         Shared power to dispose or to direct the disposition of:  1,240,000

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager of Diamondback, be deemed to own beneficially the shares of Preferred Stock which Diamondback has beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Preferred Stock of which Diamondback has beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of the Wexford GP, be deemed to own beneficially the shares of Preferred Stock of which Diamondback has beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Preferred Stock beneficially owned by Diamondback.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Preferred Stock owned by Diamondback and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member of Diamondback.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2010	DIAMONDBACK HOLDINGS, LLC
	By:	/s/Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title :	Partner and Secretary

WEXFORD GP LLC
By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS